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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F    X
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes       No   X
                                 -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                                 DOCUMENTS INDEX

Documents Description
---------------------

-------------------------------------------------------------------------------
1.   Press release dated February 17, 2005 - AEterna Zentaris Subsidiary
     Atrium Biotechnologies Files Preliminary Prospectus for Initial
     Public Offering

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                                                          [AETERNA LOGO]



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS SUBSIDIARY ATRIUM BIOTECHNOLOGIES FILES
PRELIMINARY PROSPECTUS FOR INITIAL PUBLIC OFFERING

QUEBEC CITY, CANADA, FEBRUARY 17, 2005 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) today announced that its 61.1%-owned subsidiary Atrium Biotechnologies Inc. has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces of Canada in connection with an initial public offering of subordinate voting shares. The offering consists of a treasury issue by Atrium and a secondary offering by SGF Soquia Inc., a subsidiary of Societe generale de financement du Quebec.

The preliminary prospectus, which contains Atrium's audited consolidated financial statements for the fiscal year ended December 31, 2004, will shortly be available on-line at www.sedar.com.

Atrium's subordinate voting shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S registration or an applicable exemption from U.S. registration requirements.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris owns 61.1% of Atrium Biotechnologies Inc., a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.



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                                                             [AETERNA LOGO]



FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



                                      -30-


CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com


INVESTOR RELATIONS
Ginette Vallieres
Tel. : (418) 652-8525 ext. 265
Courriel : ginette.vallieres@aeternazentaris.com




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                                    SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AETERNA ZENTARIS INC.




Date:  February 23, 2005                 By:  /s/Mario Paradis
------------------------                    ------------------------------------
                                            Mario Paradis
                                            Senior Finance Director and
                                            Corporate Secretary